Act: 1933
~~Section:~~ FORM S4
Rule:
Public
Availability: 1/12/2010

NO ACT

PE
12-15-09



10010428

January 12, 2010

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Received SEC
JAN 12 2010
Washington, DC 20549

Re: GulfMark Offshore, Inc.
Incoming letter dated December 15, 2009

Based on the facts presented, the Division's views are as follows. Capitalized terms have the same meanings as defined in your letter.

- New GulfMark may take into account the Company's reporting history under the Exchange Act in determining its eligibility to use Forms S-3 and S-8. The Company's reporting history under the Exchange Act may also be used in determining whether New GulfMark "meets the requirements for use of Form S-3" within the meaning of Form S-4.

- The Division will not object if New GulfMark, as successor to the Company, does not file new registration statements under the Securities Act for ongoing offerings of securities covered by the Company's currently effective registration statements on Forms S-3 and S-8, provided that New GulfMark adopts the Company's registration statements by filing post-effective amendments pursuant to Rule 414 under the Securities Act.

- The Reorganization will constitute a "succession" for purposes of Rule 12g-3(a) under the Exchange Act and New GulfMark will be a "large accelerated filer" for purposes of Rule 12b-2 under the Exchange Act.

- The Company's Exchange Act reporting history may be taken into account when determining New GulfMark's compliance with the current public information requirements of Rule 144(c)(1) under the Securities Act.

- New GulfMark may be treated as an issuer subject to the reporting requirements of the Exchange Act for purposes of the Securities Act Rule 174(b) exemption from the prospectus delivery requirements of Section 4(3) of the Securities Act.

- Persons who have filed ownership reports on Schedule 13D or 13G for Company shares will not be required to file any additional or amended statements on Schedule 13D or 13G as a result of the Reorganization, provided they note in their next subsequent filing that New GulfMark is the successor to the Company.

- The Division will not recommend enforcement action to the Commission if: (1) New GulfMark does not register under the Securities Act its assumption of the Company's obligations under the Company Debt Securities; and (2) New GulfMark does not qualify a supplemental indenture under the Trust Indenture Act in connection with its assumption of such obligations. In arriving at these positions, we have noted in particular your representation that New GulfMark intends to deliver to the trustee under the indenture governing the Company Debt Securities an opinion of counsel that such indenture authorizes the trustee to enter into a supplemental indenture without the vote or consent of the holders of the Company Debt Securities for the purposes of effecting the Reorganization and, in particular, changing the obligor from the Company to New GulfMark pursuant to the Reorganization.

- After consummation of the Reorganization, New GulfMark will succeed to the Commission file number currently used by the Company.

These positions are based on the representations made to the Division in your letter. Different facts or conditions might require different conclusions.

Sincerely,



William A. Hines
Special Counsel



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 12, 2010

Mail Stop 4561

Alyssa K. Caples
Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, New York 10019-7475

RE: GulfMark Offshore, Inc.

Dear Ms. Caples:

In regard to your letter of December 15, 2009, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Thomas J. Kim
Chief Counsel & Associate Director

CRAVATH, SWAINE & MOORE LLP

WORLDWIDE PLAZA
825 EIGHTH AVENUE
NEW YORK, NY 10019-7475

TELEPHONE: (212) 474-1000
FACSIMILE: (212) 474-3700

CITYPOINT
ONE ROPEMAKER STREET
LONDON EC2Y 9HR
TELEPHONE: 44-20-7453-1000
FACSIMILE: 44-20-7860-1150

WRITER'S DIRECT DIAL NUMBER

(212) 474-1074

December 15, 2009

<u>Re: Proposed Reorganization of GulfMark Offshore, Inc.; Securities Act of 1933 - Section 4(3), Forms S-3, S-4 and S-8 and Rules 144 and 414; Securities Exchange Act of 1934 - Schedules 13D and 13G and Rule 12g-3; Trust Indenture Act</u>

Ladies and Gentlemen:

This letter supersedes and replaces our earlier letters dated October 9, 2009 and November 16, 2009. GulfMark Offshore, Inc., a Delaware corporation (the "<u>Company</u>"), intends to undertake a reorganization (the "<u>Reorganization</u>") in which the Company would merge with and into its new, wholly owned, direct subsidiary formed under Delaware law, New GulfMark Offshore, Inc. ("<u>New GulfMark</u>"), with New GulfMark as the surviving corporation (the "<u>Surviving Corporation</u>"). As a result of the Reorganization, each holder of shares of the common stock of the Company, par value $0.01 per share, ("<u>Company Common Stock</u>"), would become a holder of an identical number of shares of Class A common stock of New GulfMark, par value $0.01 per share ("<u>New GulfMark Class A Common Stock</u>"). At the effective time of the Reorganization, New GulfMark will change its name to "GulfMark Offshore, Inc." and will, in effect, replace the Company as the publicly held corporation.

Since July 1, 2008, the Company has acquired 28 vessels, principally through the acquisition of Ridgon Marine Corp. and Rigdon Marine Holdings, LLC, which carry passengers or cargo for hire in the territorial waters of the United States, otherwise known as coastwise trade. As a result of these acquisitions, the Company has become subject to certain U.S. maritime and vessel documentation laws, popularly referred to as the Jones Act, which, among other things, require vessels engaged in coastwise trade in U.S. territorial waters to be owned and managed by U.S. Citizens (as determined by these laws) and to be built in and registered under the laws of the United States. The purpose and effect of the Reorganization will be to replace shares of the

Company that are not subject to any transfer or ownership restrictions with shares of New GulfMark Class A Common Stock that will be subject to certain transfer and ownership restrictions (the "Maritime Restrictions") to ensure that at least 78% of the Company's stockholders are U.S. Citizens within the meaning of the Jones Act.[1]

A registration statement on Form S-4 (Registration No. 333-162612) covering the shares of New GulfMark Class A Common Stock to be issued in the Reorganization was filed with the Securities and Exchange Commission (the "Commission") by New GulfMark (the "Original Registration Statement") on October 21, 2009 and amendments to the Original Reorganization Registration Statement were filed on December 3, 2009 ("Amendment No. 1") and December 15, 2009 ("Amendment No. 2" and, together with the Original Registration Statement and Amendment No. 1, the "Reorganization Registration Statement"). The prospectus of New GulfMark included in the Reorganization Registration Statement also constitutes a proxy statement of the Company with respect to the Reorganization (the "Reorganization Proxy Statement/Prospectus") pursuant to which proxies in favor of the Reorganization will be solicited by the Company pursuant to Section 14(a) of the Exchange Act.

On behalf of the Company, we hereby respectfully request that the Staff of the Division of Corporation Finance (the "Staff") of the Commission concur in certain opinions and conclusions set forth below under Section III (beginning on page 13) that we have reached on the basis of prior letters issued by the Staff referenced in this letter with respect to the applicability to the Reorganization of certain provisions of the Securities Act of 1933, as amended (the "Securities Act"), Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the Trust Indenture Act of 1939, as amended (the "Trust Indenture Act"), and the rules and forms promulgated under each. We also hereby request the Staff's confirmation that New GulfMark may rely on the Staff's concurrence to the same extent as the Company.

I. THE COMPANY

The Company was incorporated under the laws of the State of Delaware in 1996 and has been an Exchange Act registrant since 1997. The Company, through itself and its subsidiaries, provides offshore marine services primarily to companies involved in offshore exploration and production of oil and natural gas. The Company's vessels transport materials, supplies and personnel to offshore facilities, and move and position drilling structures. The majority of the Company's operations are conducted in the North Sea, offshore Southeast Asia and the Americas. The Company has filed all reports required to be filed under Section 13(a) of the Exchange Act.

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[1] In addition, as discussed below under "The Reorganization—Certificate of Incorporation and Bylaws", certain other changes, including the creation of two classes of common stock of the Surviving Corporation, will be effected by the Reorganization.

A. Capital Stock.

The Company's authorized capital stock consists of 30,000,000 shares of Company Common Stock, of which 25,838,598 shares are issued and outstanding as of November 30, 2009, and 2,000,000 shares of preferred stock, without par value, none of which is outstanding on the date hereof. The Company Common Stock is listed on the New York Stock Exchange and is registered pursuant to Section 12(b) of the Exchange Act. As of November 30, 2009, there were 652 holders of record of the Company Common Stock.

The Company maintains and sponsors various stock-based compensation plans, including, without limitation, the 1993 Non-Employee Director Stock Option Plan, the 1997 Incentive Equity Plan, the 2005 Non-Employee Director Share Incentive Plan and the Employee Stock Purchase Plan (all of these plans are collectively referred to herein as the "Stock-Based Benefit Plans"). The securities to be offered under each of the Stock-Based Benefit Plans are registered on currently effective registration statements on Form S-8 (Registration Nos. 333-33719, 333-57294, 333-84110, 333-143258, 333-144183) (the "Stock-Based Benefit Plan Registration Statements"). The Company also has an effective shelf registration statement on Form S-3 with respect to up to $400,000,000 in aggregate initial offering price of debt and equity securities and up to 1,187,952 shares of Company Common Stock to be resold by its stockholders (Registration No. 333-153459) (the "Shelf Registration Statement"). All of the foregoing registration statements are collectively referred to herein as the "Registration Statements".

B. Debt Securities.

The Company has also issued $160 million aggregate principal amount of 7.75% Senior Notes due 2014 (the "Company Debt Securities") in a registered offering under the Securities Act (Registration No. 333-120521). The Company Debt Securities are not registered pursuant to the Exchange Act or listed for trading on any securities exchange.

II. THE REORGANIZATION

A. The Reorganization; Effect of Reorganization.

The Reorganization is to be effected pursuant to the following steps:

(i) On October 13, 2009, the Company formed New GulfMark as a new, wholly owned, direct subsidiary.

(ii) On October 14, 2009, the Company and New GulfMark entered into an agreement and plan of reorganization (the "Reorganization Agreement"), which was approved by their respective boards of directors.

(iii) Following adoption of the Reorganization Agreement by the stockholders of the Company and New GulfMark, the Company will merge with and into New GulfMark pursuant to Section 251 of the Delaware General Corporation Law, (the "DGCL"), with New GulfMark being the Surviving Corporation.

B. Conditions.

The Reorganization Agreement provides that consummation of the Reorganization is conditioned upon:

- any consents, approvals or authorizations that the Company deems necessary or appropriate to be obtained in connection with the consummation of the Reorganization having been obtained;[2]

- the adoption of the Reorganization Agreement by the stockholders of the Company, as required by the DGCL, at a special meeting of the Company's stockholders (the "Special Meeting");

- the declaration by the Commission of the effectiveness of the Reorganization Registration Statement and the absence of any stop order in respect of the Reorganization Registration Statement or proceeding seeking a stop order by the Commission;

- the receipt by the Company, in form and substance satisfactory to it, of an opinion of its tax counsel with respect to certain Federal income tax consequences of the Reorganization;

- the receipt by the Company, in form and substance satisfactory to it, of an opinion of its counsel with respect to the binding nature of the Maritime Restrictions; and

- the approval by the New York Stock Exchange of the listing of the New GulfMark Class A Common Stock to be issued or reserved for issuance in connection with the Reorganization.[3]

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[2] The only consents, approvals and authorizations of which the Company and New GulfMark are currently aware are consents of the lenders to the Company and its subsidiaries under various credit agreements.

[3] In connection with the Reorganization, New GulfMark intends to file a Technical Original Listing Application with the New York Stock Exchange in respect of the New GulfMark Class A Common Stock in accordance with Section 703.10 of the New York Stock Exchange Listed Company Manual.

C. Conversion of Shares.

The Reorganization Agreement provides that, automatically at the time (the "Effective Time") the merger of the Company into New GulfMark becomes effective under the DGCL by the filing of a Certificate of Merger with the Delaware Secretary of State:

(i) each share of Company Common Stock outstanding or held by the Company as treasury stock will automatically be converted into one share of New GulfMark Class A Common Stock (appraisal rights will not be available under the DGCL in connection with the Reorganization); and

(ii) each share of New GulfMark Class A Common Stock held by the Company will, by virtue of the Reorganization and without any action of the Company, be canceled and no consideration will be delivered in respect thereof.

The New GulfMark Class A Common Stock, as in effect immediately after the Reorganization, will be equivalent in all material respects to the Company Common Stock, except that the New GulfMark Class A Common Stock will be subject to the Maritime Restrictions and convertible into New GulfMark Class B Common Stock, which is not subject to the Maritime Restrictions.

At the Effective Time, the Stock-Based Benefit Plans will be assumed by New GulfMark pursuant to resolutions of the Company's board of directors and New GulfMark's board of directors. Following such assumption of the Stock-Based Benefit Plans, New GulfMark Class A Common Stock will be issued upon the exercise of any options or the payment of any other stock-based awards and otherwise to reflect appropriately the substitution of New GulfMark Class A Common Stock for Company Common Stock.

D. Effect of Reorganization.

At the Effective Time: (i) the separate existence of the Company will cease, New GulfMark will continue as the Surviving Corporation of the Reorganization merger and will possess all the rights, privileges, powers and franchises as well of a public as of a private nature, and be subject to all the restrictions, disabilities and duties, of each of New GulfMark and the Company; (ii) all and singular, the rights, privileges, powers and franchises of each of New GulfMark and the Company, and all property, real, personal and mixed, and all debts due to either New GulfMark or the Company on whatever account, as well for stock subscriptions as all other things in action or belonging to New GulfMark or the Company will be vested in New GulfMark as the Surviving Corporation; and (iii) all property, rights, privileges, powers and franchises, and all and every other interest will be thereafter as effectually the property of New GulfMark as the Surviving Corporation as they were of New GulfMark or the Company, and title to any real estate vested by deed or otherwise, under the laws of the State of

Delaware, in any of New GulfMark or the Company, will not revert or be impaired by reason of the DGCL; but all rights of creditors and all liens upon any property of any of either New GulfMark or the Company will be preserved unimpaired, and all debts, liabilities and duties of New GulfMark and the Company, respectively, will thenceforth attach to New GulfMark as the Surviving Corporation, and may be enforced against it to the same extent as if said debts, liabilities and duties had been incurred or contracted by it, all as provided under Section 259 of the DGCL.

Generally, for U.S. Federal income tax purposes, no gain or loss will be recognized by stockholders of the Company who are U.S. persons upon the conversion of Company Common Stock into New GulfMark Class A Common Stock pursuant to the Reorganization.

E. Certificate of Incorporation and Bylaws.

The Reorganization Agreement specifies that the certificate of incorporation of New GulfMark (the "New GulfMark Certificate") in effect immediately prior to the Reorganization will be the certificate of incorporation of the Surviving Corporation and that the bylaws of New GulfMark (the "New GulfMark Bylaws") in effect immediately prior to the Reorganization will be the bylaws of the Surviving Corporation. At the Effective Time, New GulfMark's name will change to "GulfMark Offshore, Inc.".

The New GulfMark Certificate is substantially similar in all material respects to the certificate of incorporation of the Company (the "Company Certificate") that will be in effect immediately before the Effective Time, except for (i) the creation of two classes of common stock, the New GulfMark Class A Common Stock and the New GulfMark Class B Common Stock, with the New GulfMark Class A Common Stock being the only class subject to the Maritime Restrictions, (ii) the inclusion of certain Jones Act citizenship requirements for directors of New GulfMark while the New GulfMark Class A Common Stock remains outstanding, (iii) an increase in the authorized shares of common stock,[4] (iv) a change in the par value of the preferred stock, (v) a limitation on indemnification of directors and officers in the event of a proceeding brought by any such person, (vi) the advancement of expenses to directors and officers in connection with certain proceedings, (vii) the elimination of mandatory indemnification for employees and agents and (viii) subject to the rights of any series of preferred stock, a

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[4] As described under "—Capital Stock of New GulfMark" below, the increase in the number of authorized shares of common stock will be submitted to stockholders for a vote as a separate item. In the event the stockholders adopt the Reorganization Agreement but do not approve the increase in the number of authorized shares of common stock, the Company will cause the New GulfMark Certificate to be amended prior to the completion of the Reorganization to reflect an authorization of only 30,000,000 shares of each class of common stock.

limitation on class votes in the case of changes in the number of authorized shares of any class of stock.

The New GulfMark Bylaws are substantially similar in all material respects to the bylaws of the Company (the "Company Bylaws") that will be in effect immediately before the Effective Time, except for (i) the inclusion of certain Jones Act citizenship requirements for directors, members of committees of the board of directors and the chairman of the board of directors and the chief executive officer, by whatever title, of New GulfMark, in each case, so long as the New GulfMark Class A Common Stock remains outstanding, (ii) the inclusion of indemnification and expense advancement provisions similar to those in the New GulfMark Certificate, (iii) the elimination of the requirement in the Company Bylaws that committees have a minimum of three directors[5] and (iv) the authorization of a majority of the directors constituting a quorum of the board of directors (as opposed to the authorization of a majority of the full board of directors) to designate committees or remove officers.

F. Capital Stock of New GulfMark.

The total number of shares of capital stock which New GulfMark currently has authority to issue is 122,000,000 shares of capital stock consisting of 2,000,000 shares of preferred stock, par value $0.01 per share, 60,000,000 shares of New GulfMark Class A Common Stock and 60,000,000 shares of New GulfMark Class B Common Stock. The only substantive difference between the shares of New GulfMark Class A Common Stock and the shares of New GulfMark Class B Common Stock is that the shares of New GulfMark Class A Common Stock will be subject to the Maritime Restrictions and convertible into shares of New GulfMark Class B Common Stock. The shares of New GulfMark Class B Common Stock may only be initially issued upon conversion of all outstanding shares of New GulfMark Class A Common Stock to shares of New GulfMark Class B Common Stock. One share of New GulfMark Class A Common Stock will be automatically converted into one share of New GulfMark Class B Common Stock in the event that the board of directors of New GulfMark determines that (i) the Jones Act no longer applies to the Surviving Corporation or has been amended so that the Maritime Restrictions are no longer necessary or (ii) the removal of the Maritime Restrictions is in the best interests of the Surviving Corporation and its stockholders. Upon conversion of New GulfMark Class A Common Stock into New GulfMark Class B Common Stock, the converted New GulfMark Class A Common Stock will be canceled, will no longer be outstanding and will not be reissued.

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[5] Pursuant to the charters of the New GulfMark board of directors' audit, compensation and corporate governance and nominating committees, which will be substantially identical to those of the corresponding committees of the Company, and (in respect of the audit committee) Section 303A.07 of the New York Stock Exchange Listed Company Manual, the New GulfMark board of directors' audit, compensation and corporate governance and nominating committees will each be composed of at least three directors.

The New GulfMark Certificate currently provides for an authorization of 60,000,000 shares of New GulfMark Class A Common Stock and 60,000,000 shares of New GulfMark Class B Common Stock. This represents an increase in the authorized number of shares of Company Common Stock, which is 30,000,000. The increase in the authorized shares of common stock will be submitted to the stockholders of the Company for a vote as a separate item. In the event the stockholders of the Company adopt the Reorganization Agreement but do not approve the increase in the authorized shares of common stock, the New GulfMark Certificate will be amended prior to the completion of the Reorganization to reflect an authorization of only 30,000,000 shares of New GulfMark Class A Common Stock and 30,000,000 shares of New GulfMark Class B Common Stock.

As indicated above, the Reorganization will be conditioned on the New GulfMark Class A Common Stock being approved for listing on the New York Stock Exchange as is currently the case for the Company Common Stock.

G. Supplemental Indenture.

In connection with the Reorganization, New GulfMark will assume the obligations of the Company under the Company Debt Securities pursuant to a supplemental indenture to the indenture governing the Company Debt Securities (the "Indenture"). New GulfMark will provide a resolution of its board of directors and an officers' certificate and an opinion of its counsel that New GulfMark has fulfilled all of the requirements specified in the Indenture to assume the obligations under the Indenture.

H. Directors and Executive Officers of New GulfMark; Committees of the New GulfMark Board.

It is contemplated that at the Effective Time the New GulfMark board of directors (the "New GulfMark Board") will consist of the same 10 individuals who constitute the board of directors of the Company (the "Company Board") immediately before the Effective Time, with their respective terms as directors of New GulfMark expiring when their respective terms as directors of the Company would have expired. The New GulfMark Board will establish the same committees as the Company Board, and each committee of the New GulfMark Board will be composed of the same directors as the corresponding committee of the Company Board. Each committee of the New GulfMark Board will have a charter that is substantially identical to the charter of the corresponding committee of the Company Board prior to the Effective Time.

The individuals who are executive officers of the Company immediately before the Effective Time will be the only executive officers of New GulfMark immediately following the Effective Time, holding corresponding offices. In particular, the chief executive officer of the Company will continue as the chief executive officer of the Surviving Corporation.

I. Business of New GulfMark.

New GulfMark conducts, and prior to the Reorganization will conduct, no business, and it has, and prior to the Reorganization will have, only nominal assets and capitalization and no liabilities. The Company will continue to engage in its present business as a continuing corporation, and all of its contractual, employment and other business relationships will generally continue unaffected by the Reorganization.

The assets and liabilities of New GulfMark and its subsidiaries immediately following the Effective Time will be the same as the assets and liabilities of the Company and its subsidiaries immediately before the Effective Time.

It is contemplated that UHY LLP, the Company's independent auditors, will serve as the independent auditors of New GulfMark and its subsidiaries after the Effective Time.

J. The Maritime Restrictions.

1. General

As indicated above, the purpose of the Reorganization is to implement the Maritime Restrictions in order to help the Company ensure that at least 78%[6] of the Company's stockholders are U.S. Citizens. Besides the convertibility of the New GulfMark Class A Common Stock, the only substantive difference between the New GulfMark Class A Common Stock and the Company Common Stock is that the New GulfMark Class A Common Stock will be subject to the Maritime Restrictions to accord with the Jones Act. Violations of the Jones Act could result in the Company's ineligibility to engage in coastwise trade, the imposition of substantial penalties against the Company and/or the inability of the Company's vessels to be registered in the United States, each of which could have a material adverse effect on the Company's operating results. The Company believes that it is currently in compliance with the ownership restrictions imposed by the Jones Act and believes that the percentage of outstanding shares of Company Common Stock currently held by non-U.S. Citizens is well below the 22% maximum level under the Maritime Restrictions. Thus, it is not expected that the Reorganization will require any action to be taken under the Maritime Restrictions at the Effective Time.

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[6] The Jones Act requires a company engaged in coastwise trade to be at least 75% owned by U.S. Citizens; however, it is customary for companies to set a higher U.S. Citizen ownership percentage of between 75.01% and 80.1% to prevent inadvertent violations of the Jones Act. See Horizon Lines, Inc. (80.1%), Global Industries, Ltd. (77%), Seacor Holdings Inc. (77.5%), Tidewater Inc. (76%) and Trico Marine Services, Inc. (75.01%).

Certain ownership and transfer restrictions are included in the New GulfMark Certificate and a legend will be printed on any certificates representing the New GulfMark Class A Common Stock (or, in the case of uncertificated shares, a written notice containing the information set forth in the legend will be sent to the record holders). Under Section 202 of the DGCL, a Delaware corporation is permitted to impose written restrictions on the transfer, or registration of transfer, of its securities if the restrictions satisfy certain specified content criteria, and such written restrictions are enforceable against the holder of the restricted security or any successor or transferee of the holder provided they are noted conspicuously on the certificate representing the security (or, in the case of uncertificated shares, are contained in a notice sent to the record holders) or the person against whom the restrictions are sought to be enforced has actual knowledge of the restrictions. However, no such restriction is binding with respect to securities issued prior to such restriction's adoption unless the holders of those securities are party to an agreement or voted in favor of the restriction. Thus, if the Company were to seek to effect the Maritime Restrictions by submitting for stockholder approval an amendment to the Company Certificate, and such amendment were approved, the Maritime Restrictions would not bind the shares of Company Common Stock held at the time of the amendment by holders who did not vote in favor of the amendment.

In contrast, however, the consummation of the Reorganization pursuant to a merger under Section 251 of the DGCL will result in the conversion of the Company Common Stock into New GulfMark Class A Common Stock with the effect that all holders of New GulfMark Class A Common Stock will be subject to the Maritime Restrictions.

2. Monitoring Ownership Levels

Following the Reorganization, holders of the New GulfMark Class A Common Stock will be required to certify their citizenship status and this will be recorded by the transfer agent for the New GulfMark Class A Common Stock and noted on each certificate representing shares. In the case of a transfer of shares, the transferee will also be required to certify its citizenship status. In each case, the transfer agent will provide periodic updates to New GulfMark regarding the percentage of shares held by non-U.S. Citizens.

In the case of beneficial holders of New GulfMark Class A Common Stock who hold their shares in "street name", New GulfMark intends to use the protocol established by the Depository Trust Company (the "DTC"), known as a SEG-100 account, to monitor the citizenship status of such holders. This protocol is widely used by public companies subject to the Jones Act with transfer restrictions similar to the Maritime Restrictions.[7] Upon the establishment of a SEG-100 account for the New

[7] See, e.g., Horizon Lines, Inc., Seacor Holdings Inc. and Trico Marine Services, Inc.

GulfMark Class A Common Stock, the DTC participants or brokers will be required to periodically report to the DTC the number of shares of New GulfMark Class A Common Stock held on behalf of their non-U.S. customers. This information will then reported by the DTC to the transfer agent. The transfer agent in turn will report this information to New GulfMark.

3. Summary of Maritime Restrictions

The Maritime Restrictions are set forth in Annex A hereto and will be effective from and after the Effective Time.

Restriction on Transfers of Excess Shares

The New GulfMark Certificate provides that any purported transfer of any shares of New GulfMark Class A Common Stock that would result in the ownership (of record or beneficially) or control of shares of New GulfMark Class A Common Stock in excess of 22% (as such percentage may be amended from time to time as a result of changes in the Jones Act or other applicable law, the "Maximum Permitted Percentage") in the aggregate by one or more persons who is not a U.S. Citizen will be void and ineffective. This provision may not be waived by New GulfMark.

Additional Remedies for Exceeding the Maximum Permitted Percentage

The New GulfMark Certificate also provides that if any transfer (in the event the restrictions voiding purported transfers described above would be ineffective for any reason), change in citizenship of a stockholder or original issuance of shares of New GulfMark Class A Common Stock to a non-U.S. Citizen (each, a "Restricted Event") would otherwise result in the number of shares of New GulfMark Class A Common Stock owned (of record or beneficially) or controlled by non-U.S. Citizens to exceed the Maximum Permitted Percentage in the aggregate, such Restricted Event will cause such shares owned (of record or beneficially) or controlled by non-U.S. Citizens in excess of the Maximum Permitted Percentage (the "Excess Shares") to be automatically transferred to a trust for the exclusive benefit of a charitable beneficiary that is a U.S. Citizen. The proposed recipient of Excess Shares in the Restricted Event (the "Restricted Person") will not acquire any rights in the Excess Shares transferred to the trust. The trust transfer provisions described in this section may not be waived by New GulfMark.

The automatic transfer will be deemed to be effective as of immediately before the consummation of the Restricted Event. The Excess Shares held in the trust will remain issued and outstanding shares. The trustee of the trust (and not the Restricted Person), who will be a U.S. Citizen chosen by New GulfMark and unaffiliated with New GulfMark or any Restricted Person, will have all voting rights and rights to dividends or other distributions with respect to the Excess Shares held in the trust for the exclusive benefit of the charitable beneficiary of such trust. The trustee of the trust may rescind as void any vote given by a Restricted Person and revoke any proxy given by such Restricted Person with respect to Excess Shares and recast such vote or resubmit such proxy, unless prohibited from doing so by applicable law or New GulfMark has already taken corporate action in respect of which such vote was cast or proxy was given.

Within 20 days of receiving notice from New GulfMark that Excess Shares have been transferred to the trust, the trustee will sell the Excess Shares to a U.S. Citizen designated by the trustee (which may include New GulfMark in accordance with the procedures described below). Upon the sale, the interest of the charitable beneficiary in the Excess Shares sold will terminate and the trustee will distribute the net proceeds of the sale (and any dividends or other distributions received by the trust in respect of the Excess Shares) to the Restricted Person and to the charitable beneficiary as follows:

- The Restricted Person will receive an amount (net of broker's commissions and other selling expenses, applicable taxes and other costs and expenses of the trust) equal to the lesser of (i) the price paid by the Restricted Person for the shares in connection with the Restricted Event or, if the Restricted Person did not give value for the shares in connection with the Restricted Event (e.g., a gift, devise or other similar transaction or change in citizenship status), the fair market value (determined in accordance with the formula set forth in the New GulfMark certificate of incorporation) of the shares on the date of the Restricted Event and (ii) the price received by the trustee from the sale of the shares.

- Any net sale proceeds in excess of the amount payable to the Restricted Person and any dividends or other distributions received by the trust in respect of the Excess Shares will be promptly paid to the charitable beneficiary.

The Excess Shares held in the trust will be deemed to have been offered for sale to New GulfMark at a price equal to the lesser of (i) the fair market value of the Excess Shares on the date New GulfMark accepts the offer and (ii) the price paid by the Restricted Person in connection with the Restricted Event (or, in the case of a gift, devise or other similar transaction or change in citizenship status, the fair market value on the date of the Restricted Event). New GulfMark will have the right to accept the offer until the trustee has sold the Excess Shares.

Redemption of Excess Shares

To the extent that the above trust transfer provisions would be ineffective for any reason, the New GulfMark Certificate provides that, to prevent the percentage of the shares of New GulfMark Class A Common Stock owned (of record or beneficially) or controlled by non-U.S. Citizens from exceeding the Maximum Permitted Percentage, New GulfMark, by action of its Board of Directors, in its sole discretion, will have the power (but not the obligation) to redeem all or any portion of such Excess Shares, unless such redemption is not permitted under applicable law.

Until such Excess Shares are redeemed or no longer constitute Excess Shares, the Restricted Persons owning such shares will not be entitled to any voting rights with respect to such shares and New GulfMark will pay any dividends or distributions with respect to such shares into an escrow account. Full voting, distribution and dividend rights will be restored to such Excess Shares (and any dividends or distributions paid into an escrow account will be paid to holders of record of such shares), promptly after the time and to the extent the New GulfMark Board of Directors determines that such shares no long constitute Excess Shares, unless such shares have already been redeemed by New GulfMark.

If the Board of Directors of New GulfMark determines to redeem Excess Shares, the redemption price of such Excess Shares will be an amount equal to (i) the lesser of (x) the fair market value of the Excess Shares on the redemption date and (y) the price paid by the Restricted Person in connection with the Restricted Event (or, in the case of a gift, devise or other similar transaction or change in citizenship status, the fair market value on the date of the Restricted Event), minus (ii) any dividends or distributions received by such Restricted Person with respect to such Excess Shares prior to and including the date of such redemption instead of being paid into the escrow account. New GulfMark may pay the redemption price in cash or by the issuance of a promissory note with a maturity of up to 10 years and bearing interest at a fixed rate equal to the yield on the U.S. Treasury Note of comparable maturity, as determined by its Board of Directors in its discretion. Upon redemption, any dividends or distributions paid into the escrow account with respect to such redeemed shares will be paid by the escrow agent for such account to a charitable organization that is a U.S. Citizen designated by New GulfMark, net of any taxes and other costs and expenses of the escrow agent.

III. REQUEST

On behalf of the Company, we hereby respectfully request that the Staff concur in each of the following conclusions and opinions, which are discussed more fully below, and that the Staff confirm that New GulfMark may rely on the Staff's concurrence in such conclusions and opinions to the same extent as the Company:

A. Forms S-3, S-4 and S-8. New GulfMark may include the reporting history of the Company in determining whether New GulfMark meets the eligibility requirements for the use of registration statements under the Securities Act following the Reorganization, including Forms S-3, S-4 and S-8.

B. Rule 414. After the Effective Time, New GulfMark will constitute a "successor issuer" of the Company for purposes of Rule 414 under the Securities Act ("Rule 414") and may file post-effective amendments to the Stock-Based Benefit Plan Registration Statements, the Shelf Registration Statement and any other registration statement hereafter filed by the Company to permit the Surviving Corporation to continue offerings registered thereby as contemplated by Rule 414.

C. Rules 12g-3(a) and 12b-2. New GulfMark Class A Common Stock will be deemed to be registered under the Exchange Act pursuant to Rule 12g-3(a) thereunder. Further, as a result of the Reorganization, New GulfMark will be deemed a "large accelerated filer" for purposes of Rule 12b-2 of the Exchange Act.

D. Rule 144(c)(1). The Company's prior reports may be taken into account in determining New GulfMark's compliance with the current public information requirements of Rule 144(c)(1) under the Securities Act.

E. Section 4(3) and Rule 174. Dealers need not comply with the prospectus delivery requirements of Section 4(3) of the Securities Act and Rule 174 thereunder with respect to New GulfMark after the Reorganization.

F. Schedule 13D and Schedule 13G. Persons who have filed statements on Schedule 13D or Schedule 13G reporting beneficial ownership of Company Common Stock will not be required to make any additional or amended filings as a result of the Reorganization but may note in their next subsequent filings on Schedule 13D or Schedule 13G, as applicable, that New GulfMark is the successor issuer to the Company.

G. Supplemental Indenture; Securities Act; and Trust Indenture Act. In connection with New GulfMark's assumption of the obligations of the Company under the Company Debt Securities as a result of the Reorganization, the execution of a supplemental indenture will not involve an "offer", "offer to sell", "offer for sale" or "sale" within the meanings of such terms as used in Section 2(a)(3) of the Securities Act that would require registration thereof under the Securities Act or qualification of the supplemental indenture under the Trust Indenture Act.

H. Commission File Number. After consummation of the Reorganization, New GulfMark will succeed to the Commission File Number currently used by the Company.

We note that the Staff has granted relief similar to that requested in this letter in several comparable circumstances, including reorganization transactions similar to the Reorganization and involving in, certain cases, the imposition of transfer restrictions. See generally Tim Hortons Inc. (available September 9, 2009), Weatherford International Ltd. (available January 14, 2009), Willbros Group, Inc. (available February 27, 2009), Pediatrix Medical Group, Inc. (available December 22, 2008), Mentor Corporation (available September 26, 2008), Mercer International, Inc. (available December 12, 2005), Aether Systems, Inc. (available April 26, 2005), Russell Corporation (available March 18, 2004), Adolph Coors Company (available August 25, 2003), Presley Cos. (available October 8, 1999), PS Group, Inc. (available May 23, 1996) and Doskocil Cos. Inc. (available March 24, 1995).

IV. DISCUSSION

A. Forms S-3, S-4 and S-8.

General Instruction I.A.7.(a) to Form S-3 under the Securities Act provides that a successor registrant shall be deemed to have met the conditions for eligibility to use Form S-3 set forth in General Instructions I.A.1., 2., 3. and 5. of Form S-3 if its predecessor and it, taken together, do so, provided that the succession was primarily for the purpose of changing the state of incorporation of the predecessor or forming a holding company and that the assets and liabilities of the successor at the time of succession were substantially the same as those of the predecessor.

Pursuant to the Reorganization, New GulfMark's assets and liabilities will be the same as those of the Company before the Reorganization. Although a holding company will not be formed in connection with the Reorganization because the Company will be merging into its direct (rather than indirect) subsidiary and the state of incorporation will not change, in our view, these differences are not material to the purpose of, or the policy underlying, General Instruction I.A.7. In every way, New GulfMark will be the successor to the Company—it will succeed to the assets, liabilities, businesses, management and operations of the Company prior to the Reorganization. To preclude New GulfMark from including the activities of the Company in determining the availability of Form S-3 would impose the onerous burden of filing a registration statement on Form S-1, without providing stockholders with any meaningful additional disclosure or serving any useful purpose. We note that the Staff has concurred with the conclusion that General Instruction I.A.7. applied in similar contexts involving the merger of an issuer into its direct subsidiary where the state of incorporation did not change. See Newmont Mining Corp. (available April 27, 2007), Lexmark Int'l Group, Inc. (available March 14, 2000) and Doskocil Cos. Inc., supra. Moreover, the fact that the primary purpose of the Reorganization is to effect the Maritime Restrictions, in our view, does not override the application of General Instruction I.A.7. In a similar context involving a holding company structure where the sole purpose of the transaction was to effect transfer restrictions, the Staff took the position that the surviving company was entitled to include the activities of its predecessor when determining its eligibility to use Form S-3 under General Instruction I.A.7. See Aether Systems, Inc., supra. See also Doskocil Cos. Inc., supra.

Accordingly, we respectfully request that the Staff concur in our opinion that after the Reorganization, New GulfMark will be entitled to take into account the Company's reporting history prior to the Reorganization in determining whether New GulfMark (i) is eligible to use Form S-3, (ii) "meets the requirements for use of Form S-3" as such phrase is used in General Instructions B.1.(a) and B.1.(b) of Form S-4 under the Securities Act and (iii) "satisfies the registrant requirements for use of Form S-3" as such phrase is used in the General Instructions to Form S-8.

B. Registration Statements and Rule 414.

Rule 414, promulgated under Regulation C of the Securities Act, provides that if an issuer has been succeeded by another issuer for the purpose of changing its form of organization, the registration statement of the predecessor issuer will be deemed to be the registration statement of the successor issuer for the purpose of continuing the offering covered by such registration statement, provided that the following conditions are satisfied:

(i) immediately prior to the succession the successor issuer had no assets or liabilities other than nominal assets or liabilities;

(ii) the succession was effected by a merger pursuant to which the successor issuer acquired all of the assets and assumed all of the liabilities and obligations of the predecessor issuer;

(iii) the succession was approved by security holders of the predecessor issuer at a meeting for which proxies were solicited pursuant to Section 14(a) of the Exchange Act or Section 20(a) of the Investment Company Act of 1940 or information was furnished to security holders pursuant to Section 14(c) of the Exchange Act; and

(iv) the successor issuer has filed an amendment to the registration statement of the predecessor issuer expressly adopting such statement as its own registration statement for all purposes of the Securities Act and the Exchange Act and setting forth any additional information necessary to reflect any material changes made in connection with or resulting from the succession, or necessary to keep the registration statement from being misleading in any material respect, and such amendment has become effective.

The Company currently has in effect the Stock-Based Benefit Plan Registration Statements on Form S-8. The Company also currently has in effect the Shelf Registration Statement on Form S-3. The Reorganization will satisfy the conditions enumerated in Rule 414 as follows: (i) immediately prior to the Reorganization, New GulfMark will have no assets or liabilities other than nominal assets or liabilities, (ii) pursuant to the Reorganization, New GulfMark will acquire all of the assets and assume all of the liabilities of the Company, (iii) the Reorganization will have been approved by the stockholders of the Company at the Special Meeting for which proxies will have been solicited pursuant to Section 14(a) of the Exchange Act and (iv) New GulfMark will file amendments to the Company's Registration Statements on Form S-8 and Form S-3 in the manner and to the effect contemplated by paragraph (d) of Rule 414 including registration of the New GulfMark Class A Common Stock and the New GulfMark Class B Common Stock.

The only condition of Rule 414 which will not technically be met with respect to the Reorganization is that the "form of organization" of the Company will not be changed, such as would be the case if the Reorganization resulted in a holding company structure or collapsed an existing holding company structure. Rather, as described above, the Surviving Corporation will be owned directly by the former stockholders of the Company. In our view and consistent with our analysis under Section IV.A. above, this structural difference is not material to the purpose of, or the policy underlying, Rule 414. All of the other enumerated conditions specified by Rule 414 will have been met and, as noted above in Section IV.A., in every way New GulfMark will be the successor to the Company. In addition, the stockholders of the Company immediately prior to the Reorganization will remain the stockholders of New GulfMark and will hold identical percentages of the outstanding New GulfMark Class A Common Stock as they held in the outstanding Company Common Stock immediately prior to the Reorganization. The Staff took a similar position with respect to Rule 414 in the context of a similar transaction involving a merger of a company with its newly formed, direct subsidiary. See Doskocil Cos. Inc., supra. Moreover, even though the primary purpose of the Reorganization is to effect the Maritime Restrictions, in our view this should still not override the application of Rule 414. In similar contexts in which the imposition of transfer restrictions was the sole purpose of the transaction, the Staff has permitted the application of Rule 414. See Aether Systems, Inc., supra, and PS Group, Inc., supra.

Based upon the foregoing, we respectfully request that the Staff concur in our conclusion that New GulfMark may be considered the "successor issuer" to the Company under Rule 414 and may adopt the Registration Statements of the Company under the Securities Act pursuant to Rule 414 by filing post-effective amendments to those registration statements.

C. Rules 12g-3(a) and 12b-2.

Rule 12g-3(a) under the Exchange Act provides that, where in connection with a succession by merger, securities of an issuer that are not already registered under Section 12 of the Exchange Act (such as the New GulfMark Class A Common Stock) are issued to holders of any class of securities of another issuer that are already registered under Section 12(b) or 12(g) (such as the Company Common Stock), then the unregistered securities shall be deemed to be registered under the same paragraph of Section 12 of the Exchange Act, subject to certain enumerated exceptions. None of these exceptions is applicable to New GulfMark or the Reorganization.

A "succession" is defined in Rule 12b-2 as the direct acquisition of the assets comprising a going business, whether by merger, consolidation, purchase or other direct transfer. The assets and liabilities of New GulfMark immediately after the Reorganization will be the same as those of the Company immediately before the Reorganization. Similarly, the stockholders of the Company immediately before the Reorganization will be the stockholders of New GulfMark immediately after the Reorganization. In such a case, Rule 12g-3(f) requires the issuer of the stock deemed registered under Rule 12g-3(a) to indicate in the Form 8-K filed in connection with the succession the paragraph of Section 12 under which the class of securities of the successor issuer is deemed issued. New GulfMark intends to file such a Form 8-K promptly following the Effective Time. See, e.g., Tim Hortons Inc., supra, Weatherford International Ltd., supra, Willbros Group, Inc., supra, Mentor Corporation, supra, Aether Systems, Inc., supra, Russell Corporation, supra, Adolph Coors Company, supra, and Doskocil Cos. Inc., supra.

The Company is a "large accelerated filer" as defined by Rule 12b-2 of the Exchange Act. Because New GulfMark will be the successor issuer to the Company, we believe New GulfMark should be deemed a large accelerated filer. The Staff has taken a similar position on prior occasions that a successor issuer would be a successor to a company's status as a large accelerated filer under Rule 12b-2 of the Exchange Act. See, e.g., Tim Hortons Inc., supra, Willbros Group, Inc., supra, and Aether Systems, Inc., supra.

On the basis of the foregoing, we respectfully request that the Staff concur in our opinion that upon consummation of the Reorganization, the New GulfMark Class A Common Stock will be deemed registered under Section 12(b) of the Exchange Act by virtue of the operation of Rule 12g-3(a). We further request that the Staff concur in our opinion that New GulfMark, as successor to the Company, will be deemed a large accelerated filer for purposes of Rule 12b-2 under the Exchange Act.

D. Rule 144(c)(1).

We recognize that affiliates of New GulfMark who desire to sell New GulfMark Class A Common Stock, absent registration under the Securities Act, must sell those shares pursuant to Rule 144 under the Securities Act or some other applicable exemption. Rule 144(c) under the Securities Act requires that, in order for sales of securities to be made in reliance on the "safe harbor" provided by Rule 144, there must be made available "adequate current public information" with respect to the issuer for purposes of such Rule. Pursuant to Rule 144(c)(l), this requirement will be deemed to be satisfied where the issuer (i) has securities registered pursuant to Section 12 of the Exchange Act, (ii) has been subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act for a period of at least 90 days immediately preceding the sale of the securities and (iii) has filed all of the reports required to be filed by it under Section 13 of the Exchange Act for the 12 months preceding such sale (or for such shorter period that it was required to file such reports).

The purpose of Rule 144(c)(l), like the reporting requirements for Form S-3, is to ensure that adequate, detailed information about the registrant and its securities is available for public inspection. Although a literal application of Rule 144(c)(l) would prevent affiliates of New GulfMark from utilizing Rule 144 during the first 90 days after the Effective Time, we believe that the prior activities of the Company may be taken into account for purposes of determining whether New GulfMark satisfies the Rule 144(c)(l) eligibility requirements. In this instance, the information to be furnished to the public concerning New GulfMark would be adequate and current. The Company has been a reporting company under the Exchange Act for many years. All reports required to be filed by the Company under the Exchange Act have been timely filed or will be timely filed prior to the Reorganization, including a current report on Form 8-K with respect to the Company's completion of the Reorganization. Similarly, New GulfMark will be subject to the reporting requirements of Section 13 of the Exchange Act following the Reorganization. New GulfMark will have the same assets, liabilities, businesses, management and operations as the Company prior to the Reorganization. Therefore, we conclude that strict compliance with the 90-day waiting period is not necessary to effectuate the purpose of the Rule in light of the comprehensive disclosures in prior Exchange Act reports and the continuing reporting that will be made by New GulfMark. The Staff has taken similar positions in the context of comparable transactions. See, e.g., Tim Hortons Inc., supra, Weatherford International, Ltd., supra, Willbros Group, Inc., supra, Pediatrix Medical Group, Inc., supra, Mentor Corporation, supra, Mercer International Inc., supra, Aether Systems, Inc., supra, Russell Corporation, supra, Adolph Coors Company, supra, Doskocil Cos. Inc., supra, Dollar Tree Stores, Inc. (available February 20, 2008), Roper Industries, Inc. (available July 19, 2007) and Reliant Energy, Inc. (available December 21, 2001).

Based on the foregoing, we respectfully request that the Staff concur in our conclusion that the Company's reporting history under the Exchange Act prior to the Reorganization may be taken into account in determining whether New GulfMark has complied with the current public information requirements of Rule 144(c)(1).

E. Section 4(3) Prospectus Delivery Requirements.

Under Rule 174(b), a dealer need not deliver a prospectus if the issuer is an Exchange Act reporting company. New GulfMark will have the same consolidated assets, liabilities, business and operations as the Company immediately before the Effective Time and will be the successor to the Company. The Company has been a reporting company under Section 13 of the Exchange Act since 1997, and New GulfMark, as the successor to the Company, will assume the Company's reporting status after the Effective Time. The Staff has previously taken the position that the successor in transactions similar to the Reorganization is deemed an Exchange Act reporting company and dealers of the successor's securities may rely on Rule 174(b). See Tim Hortons Inc., supra, Pediatrix Medical Group, Inc., supra, Mercer International Inc., supra, Aether Systems, Inc., supra, Mentor Corporation, supra, PS Group, Inc., supra, and Doskocil Cos. Inc., supra.

Accordingly, we respectfully request that the Staff concur in our opinion that New GulfMark will be deemed an Exchange Act reporting company and that dealers of New GulfMark Class A Common Stock will be able to rely on Rule 174(b) with respect to the prospectus delivery requirements of Section 4(3) of the Exchange Act.

F. Schedules 13D and 13G.

Section 13(d)(1) of the Exchange Act and Rule 13d-1 thereunder require that a person who acquires beneficial ownership of more than 5% of any equity security of a class registered pursuant to Section 12 of the Exchange Act file a statement on

Schedule 13D or 13G. Section 13(d)(2) of the Exchange Act and Rule 13d-2 thereunder require the Schedule 13D to be amended when material changes in ownership occur and the Schedule 13G to be amended within 45 days after the end of the calendar year.

As discussed above, after the Reorganization, New GulfMark will represent the same company as did the Company prior to the Reorganization. No changes in ownership will occur as a result of the Reorganization, other than the conversion of Company Common Stock into New GulfMark Class A Common Stock on a one-for-one basis. Relative percentage interests of holders before and after the Reorganization will be identical. Consequently, it is our view that persons who have filed a Schedule 13D or 13G for shares of Company Common Stock will not be required to file a new or amended Schedule 13D or 13G in respect of the shares of New GulfMark Class A Common Stock received pursuant to the Reorganization; provided that they state in their next required amendment to Schedule 13D or 13G that New GulfMark is deemed the successor issuer to the Company for purposes of filings under Section 13(d). The Staff has taken similar positions in the context of comparable transactions. See Tim Hortons Inc., supra, Weatherford International Ltd., supra, Willbros Group, Inc., supra, Pediatrix Medical Group, Inc., supra, Mercer International Inc., supra, Dollar Tree Stores, Inc., supra, Aether Systems, Inc., supra, and Doskocil Cos. Inc., supra.

Accordingly, we respectfully request that the Staff concur in our opinion that persons who have filed statements on Schedule 13D or 13G will not be required to file additional or amended statements on Schedule 13D or 13G solely as a result of the Reorganization.

G. Supplemental Indenture.

New GulfMark will assume the obligations under the Company Debt Securities as the successor issuer pursuant to a supplemental indenture entered into with the trustee under the Indenture. The supplemental indenture will provide for the assumption by New GulfMark of all of the Company's liabilities and obligations under the Company Debt Securities, including the due and punctual payment of the principal of and interest on the Company Debt Securities assumed.

Pursuant to Sections 7.02(b) and 12.04 of the Indenture, New GulfMark will deliver to the trustee an opinion of counsel that, among other things, the Indenture authorizes the trustee to enter into such supplemental indenture without the vote or consent of the holders of the Company Debt Securities for the purposes of evidencing the assumption of the obligations under the Company Debt Securities.

Section 2(a)(3) of the Securities Act states that the "sale" of a security must involve some disposition "for value". Under Sections 5.01 and 9.01(c) of the Indenture, no holder of the Company Debt Securities, in their capacity as such, will have any right to vote upon or contest the Reorganization, the assumption of the obligations under the Indenture by New GulfMark or the execution of the supplemental indenture. As a result, such holders are not making a "new" investment decision with respect to a new security. Furthermore, holders of the Company Debt Securities are not paying any consideration or giving up any rights or anything else of value in connection with the assumption. Accordingly, there is no "sale" within the meaning of Section 2(a)(3) of the Securities Act and, therefore, no requirement to register the offering, sale or delivery of such assumption. The Staff has taken similar positions in the context of comparable transactions. See Weatherford International Ltd., supra, Mercer International Inc., supra, Reliant Energy, Inc., supra, El Paso Natural Gas Company (available May 21, 1998) and Halliburton Company (available December 11, 1996).

Accordingly, we respectfully request the Staff's concurrence in our opinion that New GulfMark's assumption of the obligations under the Company Debt Securities and the execution of the supplemental indenture will not involve an "offer", "offer to sell", "offer for sale" or "sale" as those terms are defined in Section 2(a)(3) of the Securities Act and as those definitions are incorporated by reference into Section 303(2) of the Trust Indenture Act and, therefore, that qualification of the supplemental indenture is not required under the Trust Indenture Act.

H. Commission File Number.

In Release No. 34-38850 (July 18, 1997), the Commission eliminated Form 8-B, which pertained to the registration of securities of certain successor issuers under Section 12 of the Exchange Act, effective September 2, 1997. In connection with such action, the Commission adopted amendments to Rule 12g-3 under the Exchange Act to include any transactions or securities that previously were covered by Form 8-B, but not by Rule 12g-3. Under Rule 12g-3, as amended, the securities of a successor to an issuer whose securities are registered under Section 12(b) also will be deemed registered under Section 12(b). Under this Rule, successor issuers automatically inherit the Exchange Act reporting obligations of their predecessors and file a Form 8-K to note the succession.

In this regard, the Commission had previously assigned a "Commission File Number" to registrants at the time they filed a Form 8-A or Form 8-B for purposes of Exchange Act reporting. The Release discussed above did not specifically address how, in light of the elimination of Form 8-B, a Section 12(b) successor registrant would obtain a Commission File Number. However SEC Division of Corporation Finance Compliance and Disclosure Interpretations (updated September 30, 2008) (the "C&DIs"), at Question 150.01 (under "Exchange Act Rules"), relating to the succession of an issuer pursuant to Rule 12g-3 under the Exchange Act, states that "[t]he securities of a successor issuer described in Rule 12g-3 are deemed to be registered under Section 12 by operation of law, and no Exchange Act registration statement on Form 8-A or any other form therefore need be filed. Under Rule 12g-3(f), the successor must file a Form 8-K with respect to the succession transaction using the predecessor's file number. After the Form 8-K is filed, a new file number will be generated for the successor company." Interpretation 150.01 of the C&DIs does not specifically address the question of whether a Section 12 successor registrant can succeed to the Commission File Number of its predecessor.

Because New GulfMark will be the successor to the Company and it is our view that stockholders of the Surviving Company would benefit from the convenience and simplicity of being able to access all of the Company's and New GulfMark's filings under the Exchange Act in one location on the Commission's Next-Generation EDGAR System, we conclude that at the Effective Time New GulfMark can assume and use the Commission File Number currently used by the Company. We note that the Staff has taken similar positions with respect to successors in situations similar to the Reorganization. See, e.g., Tim Hortons Inc., supra, Willbros Group, Inc., supra, Russell Corporation, supra, Southwestern Energy Company, supra, and Adolph Coors Company, supra.

Accordingly, we respectfully request that the Staff concur in our conclusion that New GulfMark can assume and use the Commission file number currently used by the Company.

V. CONCLUSION

On behalf of the Company, we respectfully request the concurrence of the Staff in each of the conclusions and opinions listed above under the heading "Request". We also request that the Staff confirm that New GulfMark may rely on the Staff's concurrence in such conclusions and opinions to the same extent as the Company. Because the Company will not request that the Reorganization Registration Statement be declared effective until the outcome of this request is known, we hereby respectfully request that this matter be given expedited consideration by the Staff. If the Staff does not concur in any of our conclusions, opinions or any other matters discussed in this letter, we would appreciate an opportunity to discuss them with the Staff prior to any written response to this letter.

If you have any questions or you require additional information concerning this letter or any matter discussed herein, please contact the undersigned at (212) 474-1074.

Sincerely,



Alyssa K. Caples

BY ELECTRONIC MAIL

Office of the Chief Counsel
U.S. Securities and Exchange Commission
One Station Place
100 F Street, NE
Washington, DC 20549

Copy to:

Mr. Quintin V. Kneen
Executive Vice President and Chief Financial Officer
GulfMark Offshore, Inc.
10111 Richmond Avenue, Suite 340
Houston, TX 77042

ANNEX A

ARTICLE IX OF THE NEW GULFMARK CERTIFICATE

Maritime Ownership Requirements

1. Definitions. For purposes of this Article IX, the following terms shall have the following meanings:

"Charitable Beneficiary" shall mean, with respect to a Trust, one or more Charitable Organizations designated by the Corporation from time to time by written notice to the Trustee of such Trust to be the beneficiaries of such Trust.

"Charitable Organization" shall mean any nonprofit organization that is a U.S. Citizen and qualifies under Section 501(c)(3) of the Code; provided that any contributions to such organization are eligible for deduction under each of Sections 170(b)(1)(A), 2055 and 2522 of the Code.

"Code" shall mean the Internal Revenue Code of 1986, as amended, any successor statutes thereto, and the regulations promulgated thereunder, in each case as amended or supplemented from time to time.

"Deemed Original Issuance Price" shall have the meaning ascribed to such term in Section 7(c)(iv) of this Article IX.

"Disqualified Person" shall have the meaning ascribed to such term in Section 6(a) of this Article IX.

"Disqualified Recipient" shall have the meaning ascribed to such term in Section 6(a) of this Article IX.

"Entity" shall have the meaning ascribed to such term in the definition of "Person" in this Section 1 of Article IX.

"Excess Shares" shall have the meaning ascribed to such term in Section 5 of this Article IX.

"Excess Share Date" shall have the meaning ascribed to such term in Section 5 of this Article IX.

"Fair Market Value" of the Class A Common Stock as of any date shall mean the average of the closing sales prices of shares of Class A Common Stock on the New York Stock Exchange during the fifteen (15) trading days immediately prior to the such date, except that, if such shares are not traded on the New York Stock Exchange, then Fair Market Value shall mean the average of the closing sales prices of such shares as quoted on any other national securities exchange selected by the Corporation and on which such shares of Class A Common Stock are listed or, if not so listed, the mean between the representative bid and ask prices as quoted by a generally recognized reporting system on each of such fifteen (15) trading days and, if not so quoted, as may be determined in good faith by the Board of Directors.

"Maritime Ownership Requirements" shall mean the citizenship requirements of U.S. Maritime Law applicable to U.S. Maritime Companies to be eligible to operate a vessel in the coastwise trade or to obtain a coastwise endorsement.

"Maximum Permitted Percentage" shall mean Ownership of 22% of the total number of issued and outstanding shares of Class A Common Stock; provided that if the Maritime Ownership Requirements are amended to change the number or percentage of shares of Class A Common Stock that Non-U.S. Citizens may Own, the Maximum Permitted Percentage shall be deemed to be changed, without any action on the part of the Corporation or the stockholders, to a percentage that is three percentage points less than the percentage that would cause the Corporation to violate the Maritime Ownership Requirements after such amendment and, promptly thereafter the Corporation shall publicly announce such change; provided further that to the extent the Corporation is subject to any United States federal law that restricts the Ownership of shares of capital stock of the Corporation by Non-U.S. Citizens, then the Board of Directors may determine to impose such restrictions and other provisions that are substantially consistent with such applicable law on Ownership of the shares of capital stock of the Corporation (provided that such restrictions and other provisions, collectively, are no more restrictive than the restrictions and other provisions, collectively, in this Article IX then applicable), and promptly thereafter the Corporation shall publicly announce the fact of such determination and the changes.

"Non-U.S. Citizen" shall mean any Person that is not a U.S. Citizen.

A Person shall be deemed to be the "Owner" of, or to "Own" or to have "Ownership" of, shares of capital stock of the Corporation, if such Person holds, directly or indirectly, of record or beneficially owns (as determined under Regulation 13D (or any successor provision thereto) under the Securities Exchange Act of 1934, as amended, or any successor statute thereto) shares of capital stock of the Corporation or has the ability to exercise or to control, directly or indirectly, any interest or rights thereof, including any voting power of the shares of capital stock of the Corporation, under any contract, understanding or other means; provided that a Person shall not be deemed to be the "Owner" of, or to "Own" or to have "Ownership" of, shares of capital stock of the Corporation if the Board of Directors determines, in good faith, that such Person is not an owner of such shares in accordance with and for purposes of Sections 50501 and 50502 of Title 46 of the United States Code, as amended, or any successor statute thereto.

"Person" shall mean any natural person or any partnership, corporation, limited liability company, organization, governmental subdivision or agency, business trust, estate, trust, joint venture or other entity (each, an "Entity").

"Proposed Transfer" shall have the meaning ascribed to such term in Section 6(a) of this Article IX.

"Proposed Transfer Price" shall have the meaning ascribed to such term in Section 7(c)(ii) of this Article IX.

"Proposed Transferee" shall have the meaning ascribed to such term in Section 6(a) of this Article IX.

"Redemption Date" shall have the meaning ascribed to such term in Section 8(c)(iii) of this Article IX.

"Redemption Notes" shall mean interest-bearing promissory notes of the Corporation with a maturity of not more than ten (10) years from the date of issuance and bearing interest at a fixed rate equal to the yield on the United States Treasury Note having a maturity comparable to the term of such promissory notes as published in The Wall Street Journal or comparable publication at the time of the issuance of the promissory notes.

"Redemption Notice" shall have the meaning ascribed to such term in Section 8(c)(iii) of this Article IX.

"Redemption Price" shall have the meaning ascribed to such term in Section 8(c)(i) of this Article IX.

"Restricted Person" shall have the meaning ascribed to such term in Section 6(a) of this Article IX.

"Status Change" shall have the meaning ascribed to such term in Section 6(a) of this Article IX.

"Status Change Price" shall have the meaning ascribed to such term in Section 7(c)(iii) of this Article IX.

"transfer" shall have the meaning ascribed to such term in Section 4(a) of this Article IX.

"Trust" shall have the meaning ascribed to such term in Section 6(a) of this Article IX.

"Trustee" shall have the meaning ascribed to such term in Section 6(a) of this Article IX.

"U.S. Citizen" shall mean any Person that meets the definition of a citizen of the United States under U.S. Maritime Law applicable to a U.S. Maritime Company eligible to operate a vessel in the coastwise trade, including, without limitation, (1) any natural person who is a citizen of the United States pursuant to the terms and provisions of Section 104 of Title 46 of the United States Code, as amended, or any successor statute thereto; (2) any Entity deemed to be a citizen of the United States for the purpose of being eligible to operate a vessel in the coastwise trade pursuant to the terms and provisions of Sections 50501 and 50502 of Title 46 of the United States Code, as amended, or any successor statute thereto; provided that successors and assigns of any such Entities, which would otherwise be deemed to be U.S. Citizens under Section 50502 of Title 46 of the United States Code, as amended, or any successor statute thereto, must qualify as U.S. Citizens in their own right; and (3) any Person that qualifies as a citizen of the United States for the purpose of obtaining a coastwise endorsement pursuant to Subpart C of Part 67 of Title 46 of the Code of Federal Regulations, as amended (Citizenship Requirements for Vessel Documentation), or any successor statute thereto.

"U.S. Maritime Company" means any Person in the maritime business that (whether directly or indirectly) conducts any activity, takes any action, or receives any benefit described in the next sentence that would be adversely affected under any provision of U.S. Maritime Law by virtue of such Person's status as a Non-U.S. Citizen or, if applicable, Ownership of such Person's outstanding equity interests by a Non-U.S. Citizen. Such activities, actions or benefits include, without limitation: (1) owning, operating or documenting vessels in the United States coastwise trade, intercoastal trade or noncontiguous domestic trade; (2) owning or operating any vessel built with construction differential subsidies from the United States government (or any agency thereof); (3) being a party to a maritime security program agreement with the United States government (or any agency thereof) on account of ships owned, chartered or operated by it; (4) owning, chartering, subchartering or leasing any vessel where the costs of construction, renovation or reconstruction have been financed, in whole or in part, by obligations insured, guaranteed or assumed under Title XI of the Merchant Marine Act of 1936, as amended (46 U.S.C. Chapter 537 - Loans and Guarantees), or any successor statute thereto; (5) operating vessels under agreement with the United States government (or any agency thereof); or (6) maintaining a capital construction fund under the provisions of Section 607 of the Merchant Marine Act of 1936, as amended (46 U.S.C. Chapter 535 - Capital Construction Funds), or any successor statute thereto.

"U.S. Maritime Law" means Title 46 of the United States Code, and such other United States admiralty, maritime, shipping and vessel documentation laws, any predecessor statutes thereto (including, without limitation, the Shipping Act of 1916, the Merchant Marine Act of 1920 and the Merchant Marine Act of 1936) that remain in effect through grandfather provisions or otherwise, and any successor statutes thereto, together with the rules and regulations promulgated thereunder and the practices of the governmental agencies enforcing, administering and interpreting such laws, rules and regulations, all as the same may be amended, modified and in effect from time to time.

2. Maritime Laws. (a) The provisions of this Article IX are intended to assure that the Corporation remains in continuous compliance with the Maritime Ownership Requirements. It is the policy of the Corporation that Non-U.S. Citizens, individually or in the aggregate, shall not Own any shares of Class A Common Stock in excess of the Maximum Permitted Percentage for so long as the Maritime Ownership Requirements apply to the Corporation. The Board of Directors is hereby authorized to effect any and all measures necessary or desirable (consistent with this Certificate of Incorporation and applicable law) to fulfill the purpose and implement the provisions of this Article IX.

(b) The Corporation shall have the power to determine, in the exercise of its good faith judgment, the citizenship of any Person for the purposes of this Article IX. In determining such citizenship, the Corporation may rely on the stock transfer records of the Corporation and any citizenship certifications and such other documentation required under Section 4(b) of this Article IX and such other written statements and affidavits and such other proof as the Corporation may deem reasonable to fulfill the purpose or implement the provisions of this Article IX. The determination of the Corporation at any time as to the citizenship of any Person for the purposes of this Article IX shall be conclusive.

3. Stock Certificates. To fulfill the purpose and implement the provisions of this Article IX, the Corporation may take any of the following measures: (i) developing issuance, transfer, redemption, escrow and legend notice provisions and procedures regarding certificated and uncertificated shares of Class A Common Stock (including, without limitation, any such provisions or procedures provided for in clause (iii) of this Section 3 of Article IX); (ii) establishing and maintaining a dual stock certificate system under which different forms of stock certificates representing outstanding shares of Class A Common Stock are issued to U.S. Citizens and Non-U.S. Citizens; and (iii) mandating that all Class A Common Stock certificates issued by the Corporation include the following or other appropriate legend reflecting the provisions of this Article IX or, in the case of uncertificated shares, sending to the record holder thereof a written notice containing the information set forth in the applicable legend within a reasonable time after the issuance or transfer thereof in accordance with Section 151(f) of the General Corporation Law of the State of Delaware, as amended, or any successor statute thereto:

> PURSUANT TO THE TERMS AND PROVISIONS OF ARTICLE IX OF THE CORPORATION'S CERTIFICATE OF INCORPORATION, AS SUCH MAY BE AMENDED FROM TIME TO TIME, THE CITIZENSHIP STATUS OF THE HOLDER OF THIS CERTIFICATE IS SUBJECT TO VERIFICATION BY THE BOARD OF DIRECTORS OF THE CORPORATION, THE AMOUNT OF SHARES OF THE CORPORATION'S CLASS A COMMON STOCK THAT MAY BE OWNED (AS DEFINED IN THE CORPORATION'S CERTIFICATE OF INCORPORATION) BY ONE OR MORE NON-U.S. CITIZENS (AS DEFINED IN THE CORPORATION'S CERTIFICATE OF INCORPORATION) IS RESTRICTED, TRANSFERS OF SHARES OF THE CORPORATION'S CLASS A COMMON STOCK TO NON-U.S. CITIZENS ARE RESTRICTED, AND THE SHARES OF CLASS A COMMON STOCK REPRESENTED HEREBY OWNED BY NON-U.S. CITIZENS ARE SUBJECT TO MANDATORY SALE OR REDEMPTION. THE CORPORATION WILL FURNISH WITHOUT CHARGE TO EACH STOCKHOLDER WHO SO REQUESTS A COPY OF THE CORPORATION'S CERTIFICATE OF INCORPORATION.

4. Restrictions on Transfers. (a) Any purported transfer, including by merger, testamentary disposition, interspousal disposition pursuant to a domestic relations proceeding or otherwise or otherwise by operation of law (a "transfer"), of Ownership of any shares of Class A Common Stock (excluding, for the avoidance of

doubt, the original issuance of such shares by the Corporation), the effect of which would be to cause one or more Non-U.S. Citizens in the aggregate to Own shares of Class A Common Stock in excess of the Maximum Permitted Percentage shall be void and ineffective, and, to the extent that the Corporation knows of any such purported transfer, neither the Corporation nor its transfer agent (if any) shall register such purported transfer on the stock transfer records of the Corporation and neither the Corporation nor its transfer agent (if any) shall recognize the purported transferee thereof as a stockholder of the Corporation for any purpose whatsoever except to the extent necessary to effect any remedy available to the Corporation under this Article IX. In no event shall any such registration or recognition make such purported transfer effective unless the Board of Directors shall have expressly and specifically authorized the same.

(b) A citizenship certification, and any other documentation as the Corporation or its transfer agent (if any) deems advisable to fulfill the purpose or implement the provisions of this Article IX, may be required by the Corporation or its transfer agent (if any) from all transferees of shares of Class A Common Stock and, if such transferee is acting as a fiduciary, agent or nominee for an Owner, with respect to such Owner, and registration of any transfer shall be denied upon refusal to furnish such certificate or other documentation.

5. Excess Shares. If on any date (including, without limitation, any record date) (each, an "Excess Share Date") the number of shares of Class A Common Stock Owned by Non-U.S. Citizens should exceed the Maximum Permitted Percentage, irrespective of the date on which such event becomes known to the Corporation (such shares of Class A Common Stock in excess of the Maximum Permitted Percentage, the "Excess Shares"), then the shares of Class A Common Stock that constitute Excess Shares for purposes of this Article IX shall be those shares that become Owned by Non-U.S. Citizens, starting with the most recent date of Ownership of such shares by a Non-U.S. Citizen and including, in reverse chronological order of Ownership, all other Ownership of such shares by Non-U.S. Citizens from and after the Ownership of such shares by a Non-U.S. Citizen that first caused such Maximum Permitted Percentage to be exceeded; provided that (i) the Corporation shall have the sole power to determine, in the exercise of its good faith judgment, the shares of Class A Common Stock that constitute Excess Shares in accordance with the provisions of this Article IX; (ii) the Corporation may, in its good faith discretion, rely on any reasonable documentation provided by Non-U.S. Citizens with respect to the date of on which they came to Own Excess Shares; (iii) if more than one Non-U.S. Citizen comes to Own Excess Shares on the same date, then the order in which such Ownership shall be deemed to have occurred on such date shall be determined by lot or by such other method as the Corporation may, in its good faith discretion, deem appropriate; (iv) Excess Shares that result from a determination that an Owner has ceased to be a U.S. Citizen will be deemed to have been Owned, for purposes of this Article IX, as of the date that such Owner ceased to be a U.S. Citizen; and (v) the Corporation may adjust upward to the nearest whole share the number of shares of Class A Common Stock deemed to be Excess Shares. Any determination made by the Corporation pursuant to this Section 5 of Article IX as to which shares of Class A Common Stock constitute Excess Shares shall be conclusive and shall be deemed effective as of the applicable Excess Share Date for such shares.

6. Additional Remedies for Exceeding the Maximum Permitted Percentage. (a) In the event that (i) Section 4(a) of this Article IX would not be effective for any reason to prevent the transfer (a "Proposed Transfer") of Ownership of any Excess Shares to a Non-U.S. Citizen (a "Proposed Transferee"), (ii) a change in the status (a "Status Change") of a U.S. Citizen to a Non-U.S. Citizen (a "Disqualified Person") causes any shares of Class A Common Stock of which such U.S. Citizen is the Owner immediately prior to such change to constitute Excess Shares or (iii) the original issuance by the Corporation (a "Deemed Original Issuance") of any shares of Class A Common Stock to a Non-U.S. Citizen (a "Disqualified Recipient" and, together with a Proposed Transferee and Disqualified Person, a "Restricted Person") results in such shares constituting Excess Shares, then, effective as of immediately before the consummation of such Proposed Transfer (in the case of such Proposed Transferee), such Status Change (in the case of such Disqualified Person) or such Deemed Original Issuance (in the case of such Disqualified Recipient), as the case may be, such Excess Shares shall be automatically transferred to a trust (a "Trust") for the exclusive benefit of a Charitable Beneficiary (designated by the Corporation from time to time by written notice to the Trustee of such Trust) and in respect of which a U.S. Citizen, unaffiliated with either the Corporation or any Owner of such Excess Shares, shall be appointed by the Corporation to serve as the trustee (a "Trustee"), and such Restricted Person shall neither acquire nor have any rights or interests in such Excess Shares transferred into such Trust. Subject to applicable law and compliance with the foregoing provisions of this Section 6 of Article IX, the Excess Shares of multiple Restricted Persons may, in the sole discretion of the Corporation, be transferred into, and maintained in, a single Trust.

(b) Notwithstanding the provisions of Section 6(a) of this Article IX, if the automatic transfer of any Excess Shares into a Trust pursuant to Section 6(a) of this Article IX would not be effective, for any reason whatsoever (whether in the determination of the Corporation or otherwise), to prevent the number of shares of Class A Common Stock that are Owned by Non-U.S. Citizens from exceeding the Maximum Permitted Percentage, then, in lieu of such automatic transfer into such Trust, such Excess Shares shall be subject to redemption by the Corporation pursuant to Section 8 of this Article IX.

7. Excess Shares Transferred into Trusts.

(a) Status of Excess Shares Held by a Trustee. All Excess Shares held by a Trustee shall retain their status as issued and outstanding shares of the Corporation.

(b) Voting and Dividend Rights.

(i) The Trustee of a Trust shall have all voting rights and rights to dividends and any other distributions (upon liquidation or otherwise) with respect to all Excess Shares held in such Trust, which rights shall be exercised for the exclusive benefit of the Charitable Beneficiary of such Trust.

(ii) A Restricted Person with respect to any Excess Shares transferred into a Trust shall (A) neither be entitled to, nor possess, any rights to vote, or any other rights attributable to, such Excess Shares, (B) not profit from the Ownership or holding of such Excess Shares and (C) have no rights to any dividends or any other distributions (upon liquidation or otherwise) with respect to such Excess Shares.

(iii) Subject to applicable law, effective as of the date that any Excess Shares shall have been transferred into a Trust, the Trustee of such Trust shall have the authority, at its sole discretion, (A) to rescind as void any vote cast by any Restricted Person with respect to such Excess Shares and to revoke any proxy given by any Restricted Person with respect to such Excess Shares, in either case if the automatic transfer of such Excess Shares into such Trust occurred on or before the record date for such vote, and (B) to recast such vote and to resubmit a proxy in respect of the vote of such Excess Shares, in accordance with its own determination, acting for the benefit of the Charitable Beneficiary of such Trust; provided, however, that if the Corporation has already taken any corporate action in respect of which such vote was cast, or such proxy was given, by such Restricted Person, or if applicable law shall not permit the rescission of such vote or revocation of such proxy (or such vote to be recast or such proxy to be resubmitted), then the Trustee shall not have the authority to rescind such vote or to revoke such proxy (or to recast such vote or resubmit such proxy).

(iv) If any dividend or other distribution (upon liquidation or otherwise) with respect to any Excess Shares held in a Trust has been received by a Restricted Person with respect to such Excess Shares and the automatic transfer of such Excess Shares into such Trust occurred on or before the record date for such dividend or distribution, such dividend or distribution shall be paid by such Restricted Person to the Trustee of such Trust upon the demand of such Trustee. If (A) any dividend or other distribution (upon liquidation or otherwise) is authorized with respect to any Excess Shares held in a Trust, (B) the automatic transfer of such Excess Shares into such Trust occurred on or before the record date for such dividend or distribution and (C) such transfer has been discovered prior to the payment of such dividend or distribution, then such dividend or distribution shall be paid, when due, to the Trustee of such Trust. Any dividend or distribution so paid to the Trustee of such Trust shall be held in trust for distribution to the Charitable Beneficiary of such Trust in accordance with the provisions of this Section 7 of Article IX.

(v) Notwithstanding any of the provisions of this Article IX, the Corporation shall be entitled to rely, without limitation, on the stock transfer and other stockholder records of the Corporation (and its transfer agent) for the purposes of preparing lists of stockholders entitled to vote at meetings, determining the validity and authority of proxies and otherwise conducting votes of stockholders and preparing lists of stockholders entitled to receive dividends or other distributions (upon liquidation or otherwise).

(c) Sale of Excess Shares by Trustee. (i) The Trustee of a Trust, within twenty (20) days of its receipt of written notice from the Corporation (or its transfer agent) that Excess Shares have been transferred into such Trust, shall sell such Excess Shares to a U.S. Citizen (including, without limitation, the Corporation) designated by the Trustee; provided, however, that any such Trustee shall not be required to effect any such sale or sales within any specific time frame if, in the Corporation's sole discretion, such sale or sales would disrupt the market for shares of Class A Common Stock or otherwise adversely affect the value of the shares of Class A Common Stock or the Corporation, itself. Upon any such sale of Excess Shares, the Trustee shall distribute the proceeds of such sale of such Excess Shares (net of broker's commissions and other selling expenses, applicable taxes and other costs and expenses of the Trust) to such Charitable Beneficiary, and to the one or more Restricted Persons with respect to such Excess Shares, as provided in the applicable provisions of this Section 7(c) of Article IX and Sections 7(d) and (e) of this Article IX.

(ii) In the event that (x) the Restricted Person with respect to any Excess Shares sold by the Trustee of a Trust pursuant to Section 7(c)(i) of this Article IX was a Proposed Transferee at the time of the transfer of such Excess Shares into the Trust and (y) such sale by the Trustee is made to a Person other than the Corporation, such Restricted Person shall receive an amount (net of broker's commissions and other selling expenses, applicable taxes and other costs and expenses of the Trust), subject to further downward adjustment pursuant to Section 7(e) of this Article IX, equal to the lesser of (A) the price paid by such Restricted Person for such Excess Shares or, if such Restricted Person did not give value for the Excess Shares in connection with the Proposed Transfer of such Excess Shares to such Restricted Person (e.g., in the case of a gift, devise or other similar transaction), the Fair Market Value of such Excess Shares on the date of such Proposed Transfer (the applicable price, the "Proposed Transfer Price") and (B) the price received by the Trustee from the sale by the Trustee of such Excess Shares.

(iii) In the event that (x) the Restricted Person with respect to any Excess Shares sold by the Trustee of a Trust pursuant to Section 7(c)(i) of this Article IX was a Disqualified Person at the time of the transfer of such Excess Shares into the Trust and (y) such sale by the Trustee is made to a Person other than the Corporation, such Restricted Person shall receive an amount (net of broker's commissions and other selling expenses, applicable taxes and other costs and expenses of the Trust), subject to further downward adjustment pursuant to Section 7(e) of this Article IX, equal to the lesser of (A) the Fair Market Value of such Excess Shares on the date of the Status Change of such Restricted Person that resulted in the transfer of such Excess Shares into the Trust (the "Status Change Price") and (B) the price received by the Trustee from the sale by the Trustee of such Excess Shares.

(iv) In the event that (x) the Restricted Person with respect to any Excess Shares sold by the Trustee of a Trust pursuant to Section 7(c)(i) of this Article IX was a Disqualified Recipient at the time of the transfer of such Excess Shares into the Trust and (y) such sale by the Trustee is made to a Person other than the Corporation, such Restricted Person shall receive an amount (net of broker's commissions and other selling expenses, applicable taxes and other costs and expenses of the Trust), subject to further downward adjustment pursuant to Section 7(e) of this Article IX, equal to the lesser of (A) the price paid by such Restricted Person for such Excess Shares or, if such Restricted Person did not give value for the Excess Shares in connection with the original issuance of such Excess Shares to such Restricted Person, the Fair Market Value of such

Excess Shares on the date of such original issuance (the applicable price, the "Deemed Original Issuance Price") and (B) the price received by the Trustee from the sale by the Trustee of such Excess Shares.

(v) In the event that, prior to the discovery by the Corporation (or its transfer agent) that any Excess Shares have been automatically transferred into a Trust pursuant to Section 6(a) of this Article IX, any such Excess Shares are sold by the Restricted Person, then (A) such Excess Shares shall be deemed to have been sold by such Restricted Person on behalf of the Trust and (B) to the extent that such Restricted Person received consideration for the sale of such Excess Shares that exceeds the amount that such Restricted Person would have been entitled to receive pursuant to this Section 7(c) of Article IX if such Excess Shares had been sold by the Trustee of such Trust on the date of the sale of such Excess Shares by such Restricted Person, such excess amount shall be paid to the Trustee, upon the demand of the Trustee, for distribution to the Charitable Beneficiary of such Trust.

(d) Corporation's Right to Purchase Shares Transferred into a Trust. The Trustee of a Trust shall be deemed to have offered all Excess Shares that have been transferred into such Trust for sale to the Corporation at a price for such Excess Shares equal to the lesser of (A) the Fair Market Value of such Excess Shares on the date that the Corporation accepts such offer and (B) the Proposed Transfer Price, Status Change Price or Deemed Original Issuance Price, as the case may be, of such Excess Shares. The Corporation shall have the right to accept such offer until the Trustee has sold (or been deemed to have sold) such Excess Shares pursuant to Section 7(c) of this Article IX. Upon any such sale of Excess Shares to the Corporation, the Restricted Person with respect to such Excess Shares shall receive the proceeds of such sale (net of broker's commissions and other selling expenses, applicable taxes and other costs and expenses of the Trust), subject to further downward adjustment pursuant to Section 7(e) of this Article IX.

(e) Additional Payment-Related Provisions. (i) In the event of the sale of any Excess Shares by a Trustee of a Trust pursuant to Section 7(c) or (d) of this Article IX, such Trustee, in its sole discretion, may reduce the amount payable to the Restricted Person with respect to such Excess Shares pursuant to such Section by the sum of the amounts of the dividends and distributions described in Section 7(b)(iv) of this Article IX received by such Restricted Person with respect to such Excess Shares that the Restricted Person has not paid over to the Trustee.

(ii) In the event of the sale of any Excess Shares by a Trustee of a Trust pursuant to Section 7(c) or (d) of this Article IX, such Trustee shall promptly pay to the Charitable Beneficiary of the Trust, an amount equal to (A) the remaining proceeds of such sale, net of (1) broker's commissions and other selling expenses, applicable taxes and other costs and expenses of such Trust and (2) the amount paid by the Trustee to the Restricted Person with respect to such Excess Shares pursuant to this Section 7 of Article IX and (B) the amount of any dividends or other distributions (upon liquidation or otherwise) with respect to such Excess Shares held by the Trust, net of taxes and other costs and expenses of such Trust.

(f) Termination of Charitable Beneficiary's Interest. Upon the sale of any Excess Shares by a Trustee of a Trust pursuant to Section 7(c) or (d) of this Article IX and the payment of the related amount (if any) to the Charitable Beneficiary of the Trust pursuant to Section 7(e)(ii) of this Article IX, such Charitable Beneficiary's interest in such Excess Shares shall terminate.

8. Redemption of Stock. (a) If the automatic transfer of any Excess Shares into a Trust pursuant to Section 6(a) of this Article IX would not be effective, for any reason whatsoever (whether in the determination of the Corporation or otherwise), to prevent the Ownership by Non-U.S. Citizens of shares of Class A Common Stock from exceeding the Maximum Permitted Percentage, then, in lieu of such automatic transfer into such Trust, the Corporation, by action of the Board of Directors, in its sole discretion, shall have the power (but not the obligation) to redeem, unless such redemption is not permitted under the General Corporation Law of the State of Delaware or other provisions of applicable law, any such Excess Shares.

(b) Until such time as any Excess Shares subject to redemption by the Corporation pursuant to this Section 8 of Article IX are so redeemed by the Corporation at its option and beginning on the first Excess Share Date, (i) the Restricted Persons Owning such Excess Shares subject to redemption shall (so long as such Excess Shares exist) not be entitled to any voting rights with respect to such Excess Shares and (ii) the Corporation shall (so long as such Excess Shares exist) pay into an escrow account dividends and any other distributions (upon liquidation or otherwise) in respect of such Excess Shares. Full voting rights shall be restored to any shares of Class A Common Stock that were previously deemed to be Excess Shares, and any dividends or other distributions (upon liquidation or otherwise) with respect thereto that have been previously paid into an escrow account shall be due and paid solely to the holders of record of such shares, promptly after such time as, and to the extent that, the Board of Directors determines that such shares have ceased to be Excess Shares (including as a result of the sale of such shares to a U.S. Citizen prior to the issuance of a Redemption Notice pursuant to Section 8(c)(iii) of this Article IX); provided that such shares have not been already redeemed by the Corporation at its option pursuant to this Section 8 of Article IX.

(c) The terms and conditions of redemptions by the Corporation of Excess Shares under this Section 8 of Article IX shall be as follows:

(i) the redemption price (the "Redemption Price") to be paid for any Excess Shares shall be an amount equal to (A) the lesser of (x) the Fair Market Value of such Excess Shares as of the Redemption Date and (y)(1) in the case of a Proposed Transfer, the Proposed Transfer Price of such Excess Shares, (2) in the case of a Status Change, the Status Change Price of such Excess Shares or (3) in the case of a Deemed Original Issuance, the Deemed Original Issuance Price of such Excess Shares, minus (B) any dividends and distributions which were received by such Restricted Person with respect to such Excess Shares prior to and including the Redemption Date instead of being paid into an escrow account in accordance with Section 8(b)(ii) of this Article IX;

(ii) the Redemption Price shall be paid either in cash (by bank or cashier's check) or by the issuance of Redemption Notes, as determined by the Board of Directors in its sole discretion;

(iii) written notice of the date of redemption (the "Redemption Date") together with a letter of transmittal to accompany certificates, if any, evidencing shares of Class A Common Stock that are to be surrendered for redemption shall be provided by first class mail, postage prepaid, mailed not less than ten (10) days prior to the Redemption Date to each Restricted Person, at such person's last known address as the same appears on the stock register of the Corporation (unless such notice is waived in writing by any such person) (the "Redemption Notice");

(iv) the Redemption Date (for purposes of determining right, title and interest in and to shares of Class A Common Stock being selected for redemption) shall be the later of (A) the date specified in the Redemption Notice given to a Restricted Person (which date shall not be earlier than the date such notice is given) and (B) the date on which the funds or Redemption Notes necessary to effect the redemption have been irrevocably deposited in trust or set aside for the benefit of such Restricted Person;

(v) each Redemption Notice shall specify (A) the Redemption Date (as determined pursuant to Section 8(c)(iv) of this Article IX), (B) the number of Excess Shares to be redeemed from such Restricted Person (and, to the extent such Excess Shares are certificated, the certificate number(s) evidencing such Excess Shares), (C) the Redemption Price and the manner of payment thereof, (D) the place where or the Person to whom certificates (if such Excess Shares are certificated) for such shares are to be surrendered for cancelation against the simultaneous payment of the Redemption Price, (E) any instructions as to the endorsement or assignment for transfer of such certificates, if any, and the completion of the accompanying letter of transmittal and (F) the fact that all right, title and interest in respect of such Excess Shares so selected for redemption (including, without limitation, voting, dividend and distribution rights) shall cease and terminate on the Redemption Date, except for the right to receive the Redemption Price, without interest;

(vi) from and after the Redemption Date, all right, title and interest in respect of the Excess Shares selected for redemption (including, without limitation, any voting rights or rights to receive dividends or other distributions (upon liquidation or otherwise)) shall cease and terminate, such Excess Shares shall no longer be deemed to be outstanding (and may either be canceled or held by the Corporation as treasury stock) and the Restricted Person who Owns such Excess Shares shall thereafter be entitled only to receive the Redemption Price, without interest;

(vii) upon surrender of the certificates, if any, for the Excess Shares so redeemed in accordance with the requirements of the Redemption Notice and accompanying letter of transmittal (and otherwise in proper form as specified in the Redemption Notice), the Restricted Person who Owned such Excess Shares shall be entitled to payment of the Redemption Price. In the event that fewer than all the Excess

Shares represented by such certificate are redeemed, a new certificate (or certificates) shall be issued representing the shares of Class A Common Stock not redeemed without cost to the Restricted Person who Owned such shares;

(viii) on the Redemption Date, to the extent that dividends or other distributions (upon liquidation or otherwise) with respect to the Excess Shares subject to redemption were paid into an escrow account in accordance with Section 8(b) of this Article IX, then the escrow agent for such escrow account shall promptly pay to a Charitable Organization designated by the Corporation, an amount equal to the amount of such dividends or other distributions, net of any taxes and other costs and expenses of such escrow agent; and

(ix) such other terms and conditions as the Board of Directors may determine.

9. Severability. Each provision of this Article IX is intended to be severable from every other provision of this Article IX. If any one or more of the provisions contained in this Article IX is held to be invalid, illegal or unenforceable, the validity, legality or enforceability of any other provision of this Article IX shall not be affected, and this Article IX shall be construed as if the provision held to be invalid, illegal or unenforceable had never been contained therein.

10. NYSE Transactions. Nothing in this Article IX shall preclude the settlement of any transaction entered into through the facilities of the New York Stock Exchange or any other national securities exchange or automated inter-dealer quotation system for so long as shares of Class A Common Stock are listed on the New York Stock Exchange or any other national securities exchange or automated inter-dealer quotation system if the listing conditions of such securities exchange or automated inter-dealer quotation system applicable to shares of Class A Common Stock prohibit such preclusion. The fact that the settlement of any transaction occurs shall not negate the effect of any provision of this Article IX and any transferee in such a transaction shall be subject to all of the provisions and limitations set forth in this Article IX.